AMENDED AND RESTATED CREDIT AGREEMENT

This Amended and Restated Credit Agreement is entered into as of the 15th day of June, 2006, by and between BANCINSURANCE CORPORATION, an Ohio corporation (“Borrower”) and FIFTH THIRD BANK, an Ohio banking corporation (the “Bank”). This Agreement is an amendment and restatement of that certain Credit Agreement between Borrower and the Bank dated January 25, 1993, as modified by the First Amendment to Credit Agreement made and entered into to be effective November 5, 1993, as further modified by the Second Amendment to Credit Agreement made and entered into to be effective October 19, 1994, as further modified by the Third Amendment to Credit Agreement made and entered into to be effective November 24, 1999, as further modified by the Fourth Amendment to Credit Agreement made and entered into to be effective December 11, 2000, as further modified by the Fifth Amendment to Credit Agreement made and entered into to be effective July 1, 2002, and as further modified by the Sixth Amendment to Credit Agreement made and entered into to be effective October 20, 2003.

Section 1. Definitions.

Certain capitalized terms have the meanings set forth on Exhibit 1 hereto. All financial terms used in this Agreement but not defined on Exhibit 1 or in the Security Agreement have the meanings given to them by generally accepted accounting principles.

Section 2. Loans.

2.1 Revolving Credit Loans. (a) Subject to the terms and conditions hereof, the Bank hereby extends to Borrower a line of credit facility (the “Facility”) under which the Bank will make loans (the “Revolving Loans”) to Borrower in an aggregate amount not to exceed $10,000,000.00. The Bank may create and maintain reserves from time to time based on such credit considerations as the Bank may deem appropriate.

(b) Each Revolving Loan shall be made to Borrower upon receipt by the Bank of disbursement instructions, which shall be in such form and contain such information as the Bank shall from time to time prescribe. The Bank shall be entitled to rely on any oral, telephonic or electronic communication requesting a Revolving Loan and/or providing disbursement instructions hereunder, which shall be received by it in good faith from anyone reasonably believed by the Bank to be Borrower’s authorized agent. Borrower agrees that all Revolving Loans made by the Bank will be evidenced by entries made by the Bank into its electronic data processing system and/or internal memoranda maintained by the Bank. Borrower further agrees that the sum or sums shown on the most recent printout from the Bank’s electronic data processing system and/or such memoranda shall be rebuttably presumptive evidence of the principal amount of the Revolving Loans and of the amount of any accrued interest thereon. Each request for a Revolving Loan shall constitute a warranty and representation by Borrower that no Event of Default hereunder or default under any related Loan Documents has occurred and is continuing and that no event or circumstance which would constitute such an Event of Default or default, but for the requirement that notice be given or time elapse or both, has occurred and is continuing; and that the aggregate outstanding principal balance of the Revolving Loans after such advance will not exceed $10,000,000.00. If the amount of Revolving Loans outstanding at any time under the Facility exceeds such amount, Borrower will immediately pay the amount of such excess to Bank in cash. Loan proceeds will be used for general corporate purposes.

(c) On the date hereof, Borrower will duly issue and deliver to the Bank a Note, in the principal amount of $10,000,000.00 bearing interest as specified in the Revolving Note and such Note will substitute for the note most recently executed by Borrower on October 20, 2003.

(d) (i) The term of the Facility will expire on the June 30, 2009, and the Note will become payable in full on that date. Borrower may prepay the principal balance of the Note in whole or in part at any time without premium or penalty.

(ii) The Bank also reserves the right to terminate this Agreement and all further disbursements hereunder at any time prior to the Termination Date upon the occurrence of any Event of Default as described in Section 8 of this Agreement or in any promissory note, or any other document executed by Borrower pursuant to this Agreement.

2.2 Fees. Unused Facility Fee: So long as this Agreement is in effect, Borrower will pay to the Bank an unused facility fee at an annual rate equal to .25% of that portion of the Facility that is not outstanding on each day (the “Unused Facility Fee”), which will be payable on the first (1st) day of each calendar quarter in arrears for the previous calendar quarter with a final payment due on the Termination Date.

Section 3. Representations and Warranties.

Borrower hereby warrants and presents to Bank the following:

3.1 Organization and Qualification. Borrower is a duly organized, validly existing corporation in good standing under the laws of the State of Ohio, its state of incorporation, has the power and authority (corporate and otherwise) to carry on its business and to enter into and perform this Agreement, the Note and the other Loan Documents, is qualified and licensed to do business in each jurisdiction in which such qualification or licensing is required. All information provided to Bank with respect to Borrower and its operations is true and correct.

3.2 Due Authorization. The execution, delivery and performance by Borrower of this Agreement, the Note and the other Loan Documents have been duly authorized by all necessary corporate action, and will not contravene any law or any governmental rule or order binding on Borrower, or the articles of incorporation or bylaws/code of regulations of Borrower, nor violate any agreement or instrument by which Borrower is bound. Borrower has duly executed and delivered this Agreement, the Note and other Loan Documents and they are valid and binding obligations of Borrower enforceable according to their respective terms except as limited by equitable principles and by bankruptcy, insolvency or similar laws affecting the rights of creditors generally. No notice to or consent by any governmental body is needed in connection with this transaction.

3.3 Litigation. There are no suits or proceedings pending or threatened against or affecting Borrower, and no proceedings before any governmental body are pending or threatened against Borrower except as set forth on Exhibit 3.3 attached hereto.

3.4 Margin Stock. No part of the Loans will be used to purchase or carry, or to reduce or retire or refinance any credit incurred to purchase or carry, any margin stock (within the meaning of Regulations U and X of the Board of Governors of the Federal Reserve System) or to extend credit to others for the purpose of purchasing or carrying any margin stock. If requested by the Bank, Borrower will furnish to the Bank statements in conformity with the requirements of Federal Reserve Form U-1.

3.5 Business. Borrower is not a party to or subject to any agreement or restriction that may have a material adverse effect on Borrower’s business, properties or prospects. Borrower has all franchises, authorizations, patents, trademarks, copyrights and other rights necessary to advantageously conduct its business. They are all in full force and effect and are not in known conflict with the rights of others.

3.6 Laws and Taxes. Borrower is in compliance with all laws, regulations, rulings, orders, injunctions, decrees, conditions or other requirements applicable to or imposed upon Borrower by any law or by any governmental authority, court or agency. Borrower has filed all required tax returns and reports that are now required to be filed by it in connection with any federal, state and local tax, duty or charge levied, assessed or imposed upon Borrower or its assets, including unemployment, social security, and real estate taxes. Borrower has paid all taxes which are now due and payable. No taxing authority has asserted or assessed any additional tax liabilities against Borrower which are outstanding on the date of this Agreement.

3.7 Financial Condition. All financial information relating to Borrower which has been or may hereafter be delivered to Bank is true and correct and has been prepared in accordance with generally accepted accounting principles consistently applied. Borrower has no material obligations or liabilities of any kind not disclosed in that financial information, and there has been no material adverse change in the financial condition of Borrower nor has Borrower suffered any damage, destruction or loss which has adversely affected its business or assets since the submission of the most recent financial information to the Bank.

3.8 Title. Borrower has good and marketable title to the assets reflected on the most recent balance sheet submitted to the Bank, free and clear from all liens and encumbrances of any kind, except for (collectively, the “Permitted Liens”) (a) current taxes and assessments not yet due and payable, (b) liens and encumbrances, if any, reflected or noted on such balance sheet or notes thereto, (c) assets disposed of in the ordinary course of business, and (d) any security interests, pledges, assignments or mortgages granted to the Bank to secure the repayment or performance of the Obligations.

3.9 Defaults. Borrower is in compliance with all material agreements applicable to it and there does not now exist any default or violation by Borrower of or under any of the terms, conditions or obligations of (a) its Articles of Incorporation or Regulations/Bylaws, or (b) any indenture, mortgage, deed of trust, franchise, permit, contract, agreement or other instrument to which Borrower is a party or by which it is bound, and the consummation of the transactions contemplated by this Agreement will not result in such default or violation.

3.10 Environmental Laws. (a) Borrower has obtained all permits, licenses and other authorizations which are required under Environmental Laws and Borrower is in compliance in all material respects with all terms and conditions of the required permits, licenses and authorizations, and is also in compliance in all material respects with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in the Environmental Laws.

(b) Borrower is not aware of, and has not received notice of, any past, present or future events, conditions, circumstances, activities, practices, incidents, actions or plans which may interfere with or prevent compliance or continued compliance, in any material respect, with Environmental Laws, or may give rise to any material common law or legal liability, or otherwise form the basis of any material claim, action, demand, suit, proceeding, hearing, study or investigation, based on or related to the manufacture, processing, distributions, use, treatment, storage, disposal, transport or handling or the emission, discharge, release or threatened release into the environment, of any pollutant, contaminant, chemical, or industrial, toxic or hazardous substance or waste, and any and all regulations, codes, plans, orders, decrees, judgments, injunctions, notices or demand letters issued, entered promulgated or approved thereunder.

(c) There is no civil, criminal or administrative action suit, demand, claim, hearing, notice or demand letter, notice of violation, investigation or proceeding pending or threatened against Borrower, relating in any way to Environmental Laws.

3.11 ERISA. Borrower and all individuals or entities that, along with Borrower, would be treated as a single employer under ERISA or the Internal Revenue Code of 1986, as amended (an “ERISA Affiliate”), are in compliance with all of their obligations to contribute to any “employee benefit plan “ as that term is defined in Section 3(3) of ERISA. Borrower and each of its ERISA Affiliates are in full compliance with ERISA, and there exists no event described in Section 4043(b) thereof (“Reportable Event”). “ERISA” means the federal Employee Retirement Income Security Act of 1974, and any regulations promulgated thereunder from time to time, as amended or as may be replaced by a successor statute..

3.12 Solvency. Borrower is Solvent and upon consummation of the transactions contemplated herein will be Solvent. “Solvent” means that: (a) the total amount of the Borrower’s assets is in excess of the total amount of its liabilities (including contingent liabilities), at a fair valuation; (b) Borrower does not have unreasonably small capital for the business and transactions in which Borrower is engaged or is about to engage; and (c) Borrower does not intend to or believe it will incur obligations beyond its ability to pay as they become due.

Section 4. Affirmative Covenants.

4.1 Access to Business Information. Borrower shall maintain proper books of accounts and records and enter therein complete and accurate entries and records of all of its transactions in accordance with generally accepted accounting principles and give representatives of the Bank access thereto at all reasonable times, including permission to: (a) examine, copy and make abstracts from any such books and records and such other information which might be helpful to the Bank in evaluating the status of the Loans as it may reasonably request from time to time, and (b) communicate directly with any of Borrower’s officers, employees, agents, accountants or other financial advisors with respect to the business, financial conditions and other affairs of the Borrower.

4.2 Financial Statements. Borrower will maintain a standard and modern system for accounting and will furnish to Bank:

(a) Within forty-five (45) days after the end of each quarter, a copy of Borrower’s consolidated financial statements for that quarter and for the year to date in a form reasonably acceptable to Bank, prepared and certified as complete and correct, subject to changes resulting from year-end adjustments, by the principal financial officer of Borrower. Borrower may meet this requirement by furnishing to Bank a copy of form 10-Q filed with the Securities and Exchange Commission;

(b) Within ninety (90) days after the end of each fiscal year, a copy of Borrower’s consolidated financial statements for that year audited by a firm of independent certified public accountants acceptable to Bank (which acceptance will not be unreasonably withheld), and accompanied by a standard audit opinion of such accountants without significant qualifications and a copy of form 10-K filed with the Securities and Exchange Commission;

(c) With the statements submitted under (a) and (b) above, a compliance certificate signed by the principal financial officer of Borrower, (i) stating he is familiar with all documents relating to Bank that no Event of Default specified in this Agreement, nor any event which upon notice or lapse of time, or both would constitute such an Event of Default, has occurred, or if any such condition or event existed or exists, specifying it and describing what action Borrower has taken or proposes to take with respect thereto, and (ii) setting forth, in summary form, figures showing the financial status of Borrower in respect of the financial restrictions contained in this Agreement;

(d) Forthwith upon any officer of Borrower obtaining knowledge of any condition or event which constitutes or, after notice or lapse of time or both, constitute an Event of Default, a certificate of such person specifying the nature and period of the existence thereof, and what action Borrower has taken or is taking or propose to take in respect thereof; and

If at any time Borrower has any additional subsidiaries which have financial statements that could be consolidated with those of Borrower under generally accepted accounting principles, the financial statements required by subsections (a) and (b) above will be the financial statements of Borrower and all such subsidiaries prepared on a consolidated and consolidating basis.

4.3 Condition and Repair. Borrower shall maintain its assets in good repair and working order and shall make all appropriate repairs, improvements and replacements thereof so that the business carried on in connection therewith may be properly and advantageously conducted at all times.

4.4 Taxes. Borrower shall pay when due all taxes, assessments and other governmental charges imposed upon it or its assets, franchises, business, income or profits before any penalty or interest accrues thereon (provided, however, that extensions for filing and payment of such taxes shall be permitted hereunder if disclosed to and consented to by the Bank), and all claims (including, without limitation, claims for labor, services, materials and supplies) for sums which by law might be a lien or charge upon any of its assets, provided that (unless any material item or property would be lost, forfeited or materially damaged as a result thereof) no such charge or claim need be paid if it is being diligently contested in good faith, if the Bank is notified in advance of such contest and if Borrower establishes an adequate reserve or other appropriate provision required by generally accepted accounting principles.

4.5 Existence; Business. Borrower will (a) maintain its existence as an Ohio corporation, (b) engage primarily in business of the same general character as that now conducted, and (c) refrain from entering into any lines of business substantially different from the business or activities in which Borrower is presently engaged.

4.6 Compliance with Laws. Borrower shall comply with all federal, state and local laws, regulations and orders applicable to Borrower or its assets, in all respects material to Borrower’s business, assets or prospects and shall immediately notify the Bank of any violation of any rule, regulation, statute, ordinance, order or law relating to the public health or the environment and of any complaint or notifications received by Borrower regarding to any environmental or safety and health rule, regulation, statute, ordinance or law. Borrower shall obtain and maintain any and all licenses, permits, franchises, governmental authorizations, patents, trademarks, copyrights or other rights necessary for the ownership of its properties and the advantageous conduct of its business and as may be required from time to time by applicable law.

4.7 Notice of Default. Borrower will, within three (3) days of its knowledge thereof, give written notice to the Bank of (a) the occurrence of any event or the existence of any condition which would be, after notice or lapse of applicable grace periods, an Event of Default, and (b) the occurrences of any event or the existence of any condition which would prohibit or limit the ability of Borrower to reaffirm any of the representations or warranties or to perform any of the covenants, set forth herein.

4.8 Costs. Borrower shall reimburse the Bank for any and all fees, costs and expenses including, without limitation, reasonable attorneys’ fees, other professionals’ fees, field exam audits, expert fees, court costs, litigation and other expenses (collectively, the “Costs”) incurred or paid by the Bank or any of its officers, employees or agents in connection with: (a) the preparation, negotiation, procurement, review, administration or enforcement of the Loan Documents or any instrument, agreement, document, policy, consent, waiver, subordination, financing statement or other lien search, recording or filing related thereto (or any amendment, modification or extension to, or any replacement or substitution for, any of the foregoing), whether or not any particular portion of the transactions contemplated during such negotiations is ultimately consummated, and (b) the defense, preservation and protection of the Bank’s rights and remedies thereunder, whether incurred in bankruptcy, insolvency, foreclosure or other litigation or proceedings or otherwise. The Costs shall be due and payable upon demand by the Bank. If Borrower fails to pay the Costs when upon such demand, the Bank is entitled to disburse such sums as part of the Loans. Thereafter, the Costs shall bear interest from the date incurred or disbursed at the highest rate set forth in the Note. This provision shall survive the termination of this Agreement and/or the repayment of any amounts due or the performance of any other obligation of Borrower to the Bank.

4.9 Depository/Banking Services. The Bank will be the primary depository in which substantially all of Borrower’s funds are deposited, and the principal bank of account of Borrower, as long as this Agreement is in effect, and Borrower will grant the Bank the first and last opportunity to provide any corporate banking services required by Borrower and its subsidiaries, including, without limitation, payroll, cash management and employee benefit plan services.

4.10 Other Amounts Deemed Loans. If Borrower fails to pay any tax, assessment, governmental charge or levy or to maintain insurance within the time permitted or required by the Note, or to discharge any Lien prohibited hereby, or to comply with any other Obligation, the Bank may, but shall not be obligated to, pay, satisfy, discharge or bond the same for the account of Borrower. To the extent permitted by law and at the option of the Bank, all monies so paid by the Bank on behalf of Borrower shall be deemed Obligations and Borrower’s payments under this Note may be increased to provide for payment of such Obligations plus interest thereon.

4.11 Further Assurances. Borrower shall execute, acknowledge and deliver, or cause to be executed, acknowledged or delivered, any and all such further assurances and other agreements or instruments, and take or cause to be taken all such other action, as shall be reasonably necessary from time to time to give full effect to the Loan Documents and the transactions contemplated thereby.

Section 5. Negative Covenants.

5.1 Indebtedness. Borrower will not incur, create, assume or permit to exist any additional Indebtedness for borrowed money (other than the Obligations) or Indebtedness on account of deposits, advances or progress payments under contracts, notes, bonds, debentures or similar obligations or other indebtedness evidenced by notes, bonds, debentures, capitalized leases or similar obligations except:

(a) indebtedness incurred pursuant to this Agreement or with Bank;

(b) liabilities on account of deposits or advances by customers in the ordinary course of business or on account of deposits under workers’ compensation, unemployment insurance and social security laws or to enforce the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases or to secure statutory obligations or security or appeal bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business;

(c) other indebtedness of Borrower existing as of the date of this Agreement and previously disclosed to Bank in Borrower’s financial statements (including refinancing of such indebtedness); and

(d) indebtedness arising out of the acquisition by Borrower of another entity which is financed entirely by Borrower or Bank (and not by a financial institution or other lender);.

5.2 Prepayments Covenant. Borrower shall not voluntarily prepay any Indebtedness owing by Borrower prior to the Stated Maturity Date thereof other than (i) the Obligations; (ii) Indebtedness to trade creditors where the prepayment shall result in a discount on the amount due; and (iii) BIC Trust I Junior Subordinated Debentures in the principal amount of $8,248,000.00 maturing on December 4, 2032, and BIC Trust II Junior Subordinated Debentures in the principal amount of $7,217,000 maturing on September 30, 2033.

5.3 Leases Covenant. Borrower shall not enter into any lease of real or personal property as the lessee, or become or remain liable in any way whether by assignment, as guaranty or other surety, if the aggregate amount of all payments due under such lease and all other leases of Borrower then in effect would exceed $500,000.00 in any fiscal year.

5.4 Pledge or Encumbrance of Assets. Other than the Permitted Liens, Borrower will not create, incur, assume or permit to exist any Lien in any present or future asset, except for Liens to the Bank, Liens existing on the date of this Agreement which have been disclosed to and approved by Bank and Liens imposed by law which secure amounts not at the time due and payable.

5.5 Guarantees and Loans. Borrower will not enter into any direct or indirect guarantees other than by endorsement of checks for deposit or other than in the ordinary course of business nor make any advance or loan other than in the ordinary course of business as presently conducted, including, without limitation, loans and advances to employees of Borrower in excess of $1,500,000.00 in the aggregate at any one time. Notwithstanding the foregoing, Borrower shall be permitted to guarantee obligations of its wholly-owned subsidiaries.

5.6 Merger; Disposition of Assets. Borrower will not (a) merge or consolidate with any corporation, and (b) sell, transfer or otherwise dispose of more than twenty percent (20%) of its assets, whether now owned or hereafter acquired. Borrower will be permitted to sell American Legal Publishing Corporation, an Ohio corporation.

5.7 Tangible Net Worth. Borrower will not permit the consolidated Tangible Net Worth of Borrower and its Subsidiaries, as determined in accordance with generally accepted accounting principles, to be less than $20,000,000.00 until December 31, 2006 when the requirement increases to $26,000,000.00 for all periods thereafter, tested quarterly throughout the term of this Agreement.

5.8 Debt Service Coverage Ratio. Borrower will not permit the consolidated Debt Service Coverage Ratio of Borrower and its Subsidiaries to be less than 1.10 to 1 at the end of any fiscal quarter, on a rolling four quarters basis.

5.9 Net Premium Ratio. Borrower shall not permit Ohio Indemnity Company’s, an Ohio corporation, ratio of net premiums underwritten to “policy holder’s surplus”, measured according to statutory reporting requirements, to exceed 3.0:1, tested quarterly, on a rolling 12 quarters basis, throughout the term of this Agreement.

5.10 A.M. Best Rating. Borrower shall not permit Ohio Indemnity Company’s current A. M. Best rating to be any lower than “B++”.

5.11 Transactions with Affiliates. Borrower shall not (a) directly or indirectly issue any guarantee for the benefit of any of its Affiliates, (b) directly or indirectly make any loans or advances to, or investments in, any of its Affiliates, (c) enter into any transaction with any of its Affiliates, other than transactions entered into in the ordinary course of business upon fair and commercially reasonable terms determined by the Bank to be no less favorable to Borrower than could be obtained in a comparable arms-length transaction with an unaffiliated person, or (d) divert (or permit anyone to divert) any of its business opportunities to any Affiliate or any other corporate or business entity in which Borrower or its shareholders holds a direct or indirect interest.

5.12 Dividend Payments from Subsidiaries. Neither Ohio Indemnity Company nor any other wholly owned subsidiary of Borrower, whether now existing or hereafter created, will restrict or enter into any agreement which will limit their ability to make dividend payments to Borrower, other than as permitted by statute.

Section 6. Events of Default and Remedies.

6.1 Events of Default. Any of the following events will be an Event of Default (“Event of Default”):

(a)	any representation or warranty made by Borrower herein or in any of the Loan Documents is incorrect when made or reaffirmed; or

(b)	Borrower defaults in the payment of any principal or interest on any Obligation when due and payable, by acceleration or otherwise; or

(c)	Borrower fails to observe or perform any covenant, condition or agreement herein and the failure or inability of Borrower to cure such default within 30 days of the occurrence thereof, provided that such 30 day grace period will not apply to (i) a breach of any covenant which in Bank’s good faith judgment is incapable of cure, (ii) any failure permit inspection of the books and records of Borrower, (iii) any breach in any negative covenant set forth in Section 5 hereof, or (iv) any breach of any covenant which has already occurred; or

(d)	a court enters a decree or order for relief with respect to Borrower in an involuntary case under any applicable bankruptcy, insolvency or other similar law then in effect, or appoints a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) for Borrower or for any substantial part of its property, or orders the wind-up or liquidation of the affairs of Borrower; or a petition initiating an involuntary case under any such bankruptcy, insolvency or similar law is filed and is pending for thirty (30) days without dismissal; or

(e)	Borrower commences a voluntary case under any applicable bankruptcy, insolvency or other similar law in effect, or makes any general assignment for the benefit of creditors, or fails generally to pay its debts as such debts become due, or takes corporate action in furtherance of any of the foregoing; or

(f)	Borrower defaults under the terms of any Indebtedness or lease involving payment obligations of Borrower and such default gives any creditor or lessor the right to accelerate the maturity of any such indebtedness or lease payments which right is not contested by Borrower or is determined by any court of competent jurisdiction to be valid; or

(g)	final judgment of the payment of money in excess of $25,000 is rendered against Borrower and remains undischarged for 10 days during which execution is not effectively stayed; or

(h)	any event occurs which might, in Bank’s opinion, have a material adverse effect on Borrower’s financial condition, operations, assets or prospects, or on any other property securing the repayment of the Obligations;

(i)	a Reportable Event (as defined in ERISA) occurs with respect to any employee benefit plan maintained by Borrower for its employees other than a Reportable Event caused solely by a decrease in employment; or a trustee is appointed by a United States District Court to administer any employee benefit plan; or the Pension Benefit Guaranty Corporation institutes proceedings to terminate any of Borrower’s employee benefit plans.

6.2 Remedies. If any Event of Default will occur, Bank may cease advancing money hereunder, and/or declare all Obligations to be due and payable forthwith, whereupon they will forthwith become due and payable without presentment, demand, protest, or notice of any kind, all of which are hereby expressly waived by Borrower.

6.3 Setoff. If any Event of Default will occur, the Bank is authorized, without notice to Borrower, to offset and apply to all or any part of the Obligations all moneys, credits and other property of any nature whatsoever of Borrower now or at any time hereafter in the possession of, in transit to or from, under the control or custody of, or on deposit with (whether held by Borrower individually or jointly with another party), the Bank, including but not limited to certificates of deposit.

6.4 Default Rate. After the occurrence of an Event of Default, all amounts of principal outstanding as of the date of the occurrence of such Event of Default will bear interest at the Default Rate, in Bank’s sole discretion, without notice to Borrower. This provision does not constitute a waiver of any Events of Default or an agreement by Bank to permit any late payments whatsoever.

6.5 No Remedy Exclusive. No remedy set forth herein is exclusive of any other available remedy or remedies, but each is cumulative and in addition to every other remedy available under this Agreement, the Loan Documents or as may be now or hereafter existing at law, in equity or by statute. Borrower waives any requirement of marshalling of assets which may be secured by any of the Loan Documents.

6.6 Effect of Termination. The termination of this Agreement will not affect any rights of either party or any obligation of either party to the other, arising prior to the effective date of such termination, and the provisions hereof shall continue to be fully operative until all transaction entered into, rights created or Obligations incurred prior to such termination have been fully disposed of, concluded or liquidated. The security interest, lien and rights granted to the Bank hereunder and under the Loan Documents will continue in full force and effect, notwithstanding the termination of this Agreement or the fact that no Loans are outstanding to Borrower, until all of the Obligations , have been paid in full.

6.7 No Adequate Remedy at Law. Borrower recognizes that in the event Borrower fails to pay, perform, observe or discharge any of its Obligations under this Agreement, the Note or the other Loan Documents, no remedy at law will provide adequate relief to the Bank and Borrower agrees that Bank shall be entitled to temporary and permanent injunctive relief in any such case without the necessity of proving that it has incurred actual damages.

Section 7. Condition Precedent.

7.1 Conditions to Initial Loans. The Bank will have no obligation to make or advance any Revolving Loan until Borrower has delivered to the Bank at or before the closing date, in form and substance satisfactory to the Bank:

(a) Executed version of the Note.

(b) A Certificate of Borrower in the form of Exhibit 7.1(b) and all attachments thereto.

(c) Such additional information and materials as the Bank may reasonably request.

7.2 Conditions to Each Revolving Loan. On the date of each Revolving Loan, the following statements will be true:

(a) All of the representations and warranties contained herein and in the Loan Documents will be correct in all material respects as though made on such date;

(b) No event will have occurred and be continuing, or would result from such Loan, which constitutes an Event of Default, or would constitute an Event of Default but for the requirement that notice be given or lapse of time or both;

(c) The aggregate unpaid principal amount of the Revolving Loans after giving effect to such Revolving Loan will not violate the lending limits set forth in Section 2.1 of this Agreement.

The acceptance by Borrower of the proceeds of each Revolving Loan will be deemed to constitute a representation and warranty by Borrower that the conditions in Section 7.2 of this Agreement, other than those that have been waived in writing by Bank, have been satisfied.

Section 8. Miscellaneous Provisions.

8.1 Miscellaneous. This Agreement, the exhibits and the other Loan Documents are the complete agreement of the parties hereto and supersede all previous understandings relating to the subject matter hereof. This Agreement may be amended only in writing signed by the party against whom enforcement of the amendment is sought. This Agreement may be executed in counterparts. If any part of this Agreement is held invalid, the remainder of this Agreement will not be affected thereby. This Agreement is and is intended to be a continuing agreement and will remain in full force and effect until the Loans are finally and irrevocably paid in full and the Facility is terminated.

8.2 Waiver of Borrower. Borrower waives notice of non-payment, demand, presentment, protest or notice of protest and all other notices (except those notices specifically provided for in this Agreement); consents to any renewals or extensions of time of payment thereof; and generally waives any all suretyship defenses and defenses in the nature thereof.

8.3 Binding Effect. This Agreement will be binding upon and inure to the benefit of the respective legal representatives, successors and assigns of the parties hereto; however, Borrower may not assign any of its rights or delegate any of its obligations hereunder. The Bank (and any subsequent assignee) may transfer and assign this Agreement or may assign partial interests or participation in the Loans to other persons. The Bank may disclose to all prospective and actual assignees and participants all financial, business and other information about a Borrower which the Bank may possess at any time.

8.4 Survival. All representations, warranties, covenants and agreements made by Borrower herein and in the Loan Documents will survive the execution and delivery of this Agreement, the Loan Documents and the issuance of the Note.

8.5 Delay or Omission. No delay or omission on the part of the Bank in exercising any right, remedy or power arising from any Event of Default will impair any such right, remedy or power or any other right remedy or power or be considered a waiver or any right, remedy or power or any Event of Default nor will the action or omission to act by the Bank upon the occurrence of any Event of Default impair any right, remedy or power arising as a result thereof or affect any subsequent Event of Default of the same or different nature.

8.6 Notices. Any notices under or pursuant to this Agreement will be deemed duly sent when delivered in hand or when mailed by registered or certified mail, return receipt requested, addressed as follows:

To Borrower: Bancinsurance Corporation

250 East Broad Street

Columbus, Ohio 43215

Attention: Matthew C. Nolan, Chief Financial Officer, Treasurer and Secretary

To the Bank: Fifth Third Bank

21 East State Street

Columbus, Ohio 43215

Attention: William J. Whitley, Vice President

Either party may change such address by sending notice of the change to the other party.

8.7 No Partnership. Nothing contained herein or in any of the Loan Documents is intended to create or will be construed to create any relationship between the Bank and Borrower other than as expressly set forth herein or therein and will not create any joint venture, partnership or other relationship.

8.8 Indemnification. If after receipt of any payment of all or part of the Obligations, the Bank is for any reason compelled to surrender such payment to any person or entity, because such payment is determined to be void or voidable as a preference, impermissible setoff, or diversion of trust funds, or for any other reason, this Agreement will continue in full force and effect and Borrower will be liable to, and will indemnify, save and hold the Bank, its officers, directors, attorneys, and employees harmless of and from the amount of such payment surrendered. The provisions of this Section will be and remain effective notwithstanding any contrary action which may have been taken by the Bank in reliance on such payment, and any such contrary action so taken will be without prejudice to the Bank’s rights under this Agreement and will be deemed to have been conditioned upon such payment becoming final, indefeasible and irrevocable. In addition, Borrower will indemnify, defend, save and hold the Bank, its officers, directors, attorneys, and employees harmless of, from and against all claims, demands, liabilities, judgments, losses, damages, costs and expenses, joint or several (including all accounting fees and attorneys’ fees reasonably incurred), that the Bank or any such indemnified party may incur arising out of this Agreement, any of the Loan Documents or any act taken by the Bank hereunder except for the willful misconduct or gross negligence of such indemnified party. The provisions of this Section will survive the termination of this Agreement.

8.9 Governing Law; Jurisdiction. This Agreement, the Note and the other Loan Documents will be governed by the domestic laws of the State of Ohio. Borrower agrees that the state and federal courts in Franklin County, Ohio, or any other court in which Bank initiates proceedings have exclusive jurisdiction over all matters arising out of this Agreement, and that service of process in any such proceeding will be effective if mailed to Borrower at its address described in the Notices section of this Agreement. THE BANK AND BORROWER HEREBY WAIVE THE RIGHT TO TRIAL BY JURY OF ANY MATTERS ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

8.10 Confession of Judgment. Borrower authorizes any attorney of record to appear for it in any court of record in the State of Ohio, after an Obligation becomes due and payable whether by its terms or upon default, waives the issuance and service of process, releases all errors of appeal, and confess a judgment against it in favor of the holder of such Obligation, for the principal amount of such Obligation plus interest thereon, together with court costs and attorneys’ fees. Stay of Execution and all exemptions are hereby waived. If an Obligation is referred to an attorney for collection, and the payment is obtained without the entry of a judgment, the obligors will pay to the holder of such Obligation its attorneys’ fees.

IN WITNESS WHEREOF, Borrower and the Bank have executed this Agreement by their duly authorized officers as of the date first above written.

FIFTH THIRD BANK

By: /s/ William J. Whitley
Name: William J. Whitley
Title: Vice President

WARNING – BY SIGNING THIS PAPER, YOU GIVE UP YOUR RIGHT TO NOTICE AND COURT TRIAL. IF YOU DO NOT PAY ON TIME, A COURT JUDGMENT MAY BE TAKEN AGAINST YOU WITHOUT YOUR PRIOR KNOWLEDGE AND THE POWERS OF A COURT CAN BE USED TO COLLECT FROM YOU REGARDLESS OF ANY CLAIMS YOU MAY HAVE AGAINST THE CREDITOR WHETHER FOR RETURNED GOODS, FAULTY GOODS, FAILURE ON HIS PART TO COMPLY WITH THE AGREEMENT OR ANY OTHER CAUSE.

BANCINSURANCE CORPORATION

By: /s/ Matthew C. Nolan
Name: Matthew C. Nolan
Title: Chief Financial Officer, Treasurer and
Secretary

EXHIBITS

TO

CREDIT AGREEMENT

BETWEEN

BANCINSURANCE CORPORATION

AND

FIFTH THIRD BANK

Exhibit 1	-	Definitions

Exhibit 3.3	-	Litigation

Exhibit 7.1(b)	-	Certificate of Borrower

EXHIBIT 1

DEFINITIONS

1. “Affilitate” means, as to Borrower (a) any person which, directly or indirectly, is in control of, is controlled by or is under common control with, Borrower, or (b) any person who is a director, officer or employee (i) of Borrower or (ii) of any person described in the preceding clause (a).

2. “Current Maturities of Long Term Debt” means that portion of the principal amount of Long Term Debt which must be paid during the twelve fiscal months following the date such determination is to be made.

3. “Debt Service Coverage Ratio” means the ratio of (a) the sum of Borrower’s net income for a fiscal year before taxes, depreciation, amortization and interest expense, less distributions, dividends and other extraordinary items to (b) the sum of (i) Borrower’s interest expense, and (ii) all principal payments with respect to Indebtedness that were paid or were due and payable by all consolidated entities during the period.

4. “Default Rate” means three percent (3%) in excess of the interest rate otherwise in effect under amounts outstanding under the Note. In no event will the interest rate accruing under such Note be increased to be in excess of the maximum interest rate permitted by applicable state or federal usury laws then in effect.

5. “Environmental Laws” means all federal, state, local and foreign laws relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial toxic or hazardous substances or wastes into the environment (including without limitation ambient air, surface water, ground water or land), otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or industrial, toxic or hazardous substances or wastes, and any and all regulations, codes, plans, orders, decrees, judgments, injunctions, notices or demand letters issued, entered promulgated or approved thereunder.

6. “ERISA” means the Federal Employee Retirement Income Security Act of 1974.

7. “Event(s) of Default” will have the meaning set forth in Section 6.1 of the Agreement.

8. “Facility” will have the meaning set forth in Section 2.1 hereof.

9. “Indebtedness” means (a) all items (except items of capital stock, of capital surplus, of general contingency reserves or of retained earnings, deferred income taxes, and amount attributable to minority interests, if any) which in accordance with generally accepted accounting principles would be included in determining total liabilities on a consolidated basis as shown on the liability side of a balance sheet as at the date as of which Indebtedness is to be determined, (b) all indebtedness secured by any mortgage, pledge, lien or conditional sale or other title retention agreement to which any property or asset owned or held is subject, whether or not the indebtedness secured thereby will have been assumed (excluding non-capitalized leases which may amount to title retention agreements but including capitalized leases), and (c) all indebtedness of others which Borrower or any Subsidiary has directly or indirectly guaranteed, endorsed (otherwise than for collection or deposit in the ordinary course of business), discounted or sold with recourse or agreed (contingently or otherwise) to purchase or repurchase or otherwise acquire, or in respect of which Borrower or any Subsidiary has agreed to apply or advance funds (whether by way of loan, stock purchase, capital contribution or otherwise) or otherwise to become directly or indirectly liable.

10. “Lien” means any security interest, mortgage, pledge, assignment, lien or other encumbrance of any kind, including interests of vendors or lessors under conditional sale contracts and capitalized leases.

11. “Loan Documents” means this Agreement, the Note and every other document or agreement executed by any party evidencing, guarantying or securing any of the Obligations; and “Loan Document” means any one of the Loan Documents.

12. “Loans” means the Revolving Loans.

13. “Long Term Debt” means Indebtedness which, by its terms, is not payable in full within one year from the date incurred, or the repayment of which may, at the option of Borrower, be extended for a period more than one year from the date incurred.

14. “Note” means the Amended and Restated Revolving Note of even date herewith.

15. “Obligation(s)” means all loans, advances, indebtedness and other obligations of Borrower owed to Bank and/or its Affiliates of every kind and description whether now existing or hereafter arising including without limitation those owed by Borrower to others and acquired by Bank by purchase, assignment or otherwise) and whether direct or indirect, primary or as guarantor or surety, absolute or contingent, liquidated or unliquidated, matured or unmatured, whether or not secured by additional collateral, and including without limitation all liabilities obligations and indebtedness arising under this Agreement, the Note and the other Loan Documents. Obligations to perform or forbear from performing acts, all amounts represented by letters of credit now or hereafter issued by Bank for the benefit of or at the request of Borrower, and all expenses and attorney’s fees incurred by Bank under this Agreement or any other document or instrument related thereto.

16. “Permitted Liens” has the meaning assigned thereto as set forth in Section 3.9 hereof.

17. “Prime Rate” means the rate of interest per annum announced to be its prime rate from time to time by Bank at its principal office in Cincinnati, Ohio whether or not Bank will at times lend to borrowers at lower rates of interest or, if there is no such prime rate, then its base rate or such other rate as may be substituted by Bank for the prime rate.

18. “Revolving Loans” has the meaning assigned to that term in Section 2.1 of this Agreement.

19. “Subsidiary” means any corporation of which Borrower directly or indirectly owns or controls at the time outstanding stock having under ordinary circumstances (not depending on the happening of a contingency) voting power to elect a majority of the board of directors of said corporation.

20. “Tangible Net Worth “ shall mean the total of the capital stock (less treasury stock), paid-in capital surplus, general contingency reserves, and other comprehensive income and retained earnings (deficit) of Borrower and any Subsidiary as determined on a consolidated basis in accordance with generally accepted accounting principles after eliminating all inter-company items and all amounts properly attributable to minority interests, if any, in the stock and surplus of any Subsidiary, minus the following items (without duplication of deductions), if any, appearing on the consolidated balance sheet of Borrower:

(i) the book amount of all assets which would be treated as intangibles under generally accepted accounting principles, including, without limitation, such items as goodwill, trademark applications, trade names, service marks, brand names, copyrights, patents, patent applications and licenses, and rights with respect to the foregoing.

21. “Termination Date” means June 30, 2009 or such later date as is determined in accordance with Section 2.1 (d)(ii).

EXHIBIT 3.3

LITIGATION

Ongoing SEC Investigation
As previously reported, on February 14, 2005, Bancinsurance Corporation (the “Company”) received notification from the U.S. Securities and Exchange Commission (“SEC”) that it was conducting an informal, non-public inquiry regarding the Company. The inquiry generally concerned the chronology, events and announcements relating to Ernst & Young LLP (“E&Y”), the Company’s former independent registered public accounting firm, withdrawing its audit reports for the years 2001 through 2003 for the Company. On March 29, 2005, the Company was notified by the SEC that the informal, non-public inquiry initiated in February 2005 was converted to a formal order of private investigation. The SEC stated in its notification letter that this confidential inquiry should not be construed as an indication by the SEC or its staff that any violation of law has occurred nor should it be considered a reflection upon any person, entity or security. The investigation is ongoing and the Company continues to cooperate fully with the SEC.

The Company cannot predict the outcome of the SEC investigation. There can be no assurance that the scope of the SEC investigation will not expand. The outcome of and costs associated with the SEC investigation could have a material adverse effect on the Company’s business, financial condition and/or operating results, and the investigation could divert the efforts and attention of management from the Company’s ordinary business operations.

EXHIBIT 7.1(b)

BANCINSURANCE CORPORATION

FORM OF CERTIFICATE OF BORROWER

re: $10,000,000 Revolving Loan, and
from
FIFTH THIRD BANK

The undersigned does hereby certify that he is the duly elected, qualified and acting Secretary of BANCINSURANCE CORPORATION, an Ohio corporation (the “Borrower”), and the undersigned does hereby further certify as follows:

1.	Attached hereto, marked Attachment A, is a true and correct copy of the current Articles of Incorporation of Borrower together with all amendments thereto.

2.	Attached hereto, marked Attachment B, is a true and correct copy of the current Bylaws of Borrower together with all amendments thereto.

3.	Attached hereto, marked Attachment C, is a true and correct copy of a certain resolution of the Board of Directors of Borrower dated May 31, 2006, which was duly and lawfully adopted by the Board of Directors of Borrower. Such resolution has not been amended, altered or rescinded and is in full force and effect on the date hereof.

4.	The following persons are duly elected officers of Borrower, holding the office set forth opposite their respective names. Each officer who has executed or will execute any documents in connection with the loan transaction has set forth his true and customary signature opposite his name.

Name	Title	Signatures

Matthew C. Nolan	Chief Financial Offcier

5.	Secretary/TreasurerEach officer whose personal signature appears above has been duly authorized by resolution of the Board of Directors of Borrower to execute any and all instruments or documents which he may deem necessary or appropriate in connection with this loan transaction.

6.	Borrower is in good standing in the state of its incorporation. Attached hereto, marked Attachment D, is a short-form certificate of good standing issued within the past 30 days by that state.

IN WITNESS WHEREOF, the undersigned hereby certifies the above to be true and has executed this certificate this      day of      , 2006.

Matthew C. Nolan, Secretary